0102103-0000073 UKO2: 2007067686.2 1 VEON Ltd. Rules of the VEON Annual Performance Bonus Plan

0102103-0000073 UKO2: 2007067686.2 2 CONTENTS 1. Introduction and purpose ............................................................................................................ 3 2. Definitions and interpretation ...................................................................................................... 3 3. Award ......................................................................................................................................... 6 4. Vesting and satisfaction of Award .............................................................................................. 7 5. Cessation of Employment and removal from Plan ..................................................................... 7 6. Corporate events ........................................................................................................................ 8 7. Dealing Restrictions ................................................................................................................... 8 8. Tax and social security............................................................................................................... 8 9. Holdback/Clawback .................................................................................................................... 9 10. Amendment ................................................................................................................................ 9 11. Administration .......................................................................................................................... 10

0102103-0000073 UKO2: 2007067686.2 3 1. Introduction and purpose 1.1 These Rules and associated Award Letters set out the terms and conditions of the VEON Annual Performance Bonus. 1.2 The purpose of the Plan is to incentivise and reward individual and short-term performance throughout the VEON (VimpelCom) Group of companies. 1.3 Awards will be made annually to Participants, as determined by the Compensation Committee, and will be assessed by reference to Key Performance Indicators set by the Compensation Committee and applied to individual Awards on the date of grant (subject to any subsequent revision within these Rules). 1.4 Any bonus payment under the Plan will be satisfied by a cash payment in accordance with these Rules. 2. Definitions and interpretation “Award” means a contingent right to a future cash payment subject to meeting KPIs in accordance with this Plan; “Award Letter” means a letter confirming an Award made to a Participant setting out (among other things) the terms and conditions relating to the Award, as required by Rule 3.2; “Bye-laws” means the VEON Ltd. Bye-laws adopted on 20 April 2010, as may be amended from time to time; “Cause” means any behaviour deemed to constitute “cause” in the Participant’s employment contract with a Group Company or, in the absence of such a definition in the Participant’s employment contract, the Participant’s: (a) intentional failure to perform reasonably assigned duties; (b) dishonesty, gross negligence or wilful misconduct in the performance of duties; (c) involvement in a transaction in connection with the performance of duties to the Company or any Group Company which is adverse to the interests of the Company or any Group Company and which is engaged in for personal profit; (d) wilful violation of any law, rule, or regulation in connection with the performance of duties (other than traffic violations or similar offences); (e) breach of any Group Company policy applicable to the Participant; or

0102103-0000073 UKO2: 2007067686.2 4 behaviour that qualifies as Cause under the local legislation of a country in which the Participant performs duties to the Company or any Group Company; “Company” means VEON Ltd., a company formed under the laws of Bermuda having its principal executive offices as of the Effective Date at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands, and registered with the Dutch Chamber of Commerce under registration number 34374835; “Compensation Committee” means the Compensation Committee established by the Supervisory Board of the Company; “Control” means in relation to any corporate body the power of any Person to secure: (a) by means of the holding of shares or the possession of voting power in or in relation to that or any other corporate body; or (b) by virtue of any powers given in the articles of association, bye-laws or any other document regulating the affairs of that or any other corporate body, that the affairs of the first mentioned body corporate are conducted in accordance with the wishes of that Person (and “Controlled” shall be construed accordingly). For the purposes of this definition a Person shall be deemed to have obtained Control of an entity if that Person and others acting in concert with that Person have together obtained Control of it; “Dealing Restriction” means any restriction imposed by the Company’s share dealing code, any applicable stock exchange rules or any applicable laws or regulations which impose restrictions on share dealings; “Delisting” means the Shares ceasing to be listed on the NASDAQ Global Select Market or listed or quoted on any other internationally recognized exchange or market quotation service; “Effective Date” means 29 January 2018, from which this Plan is effective; “Eligible Employee” means any employee of the Company or any Group Company; “Employment” means employment with the Company or any Group Company; “Financial Year” means a financial year of the Company and its Group Companies; “Frozen Employment” means such period of Employment during which the Employee: (a) takes accrued holidays or is incapacitated for work (other than by reason of legal maternity leave), including as a result of ill-health, for more than three (3) months;

0102103-0000073 UKO2: 2007067686.2 5 (b) is released or exempted from work; or (c) takes unpaid leave, including periods of parental leave; “Good Leaver” means a Person who ceases Employment as a result of: (a) death; (b) ill-heath, injury or disability, confirmed by the Company in writing, (c) termination by the Company or any Group Company without Cause; (d) the expiry of the Person’s term of Employment in accordance with the relevant employment contract; any other reason determined by the Compensation Committee, in its absolute discretion; “Group CEO” Means the Company’s Chief Executive Officer; “Group Company” means any firm, company or other organisation: (a) which is directly or indirectly Controlled by the Company; or (b) which is a Subsidiary (as defined in the Bye-laws); “Group/HQ Function Head” means each of the Company’s Chief Financial Officer, General Counsel, Chief People Officer, Chief Digital/Commercial Officer, Chief Procurement Officer, Chief Technology Officer, Chief External Affairs/Communications Officer and Chief Compliance Officer and any other as deemed appropriate by the Compensation Committee; “Group Senior Executives” means Group CEO, the Group/HQ Function Heads, the Regional CEOs, the OpCo CEOs and such other person(s) as the Compensation Committee in its discretion determines; “Key Performance Indicator (or “KPI”)” means any performance target (or other condition) imposed under Rule 3.1 in respect of which payment under an Award is dependent; “OpCo” means the Company’s main operating Subsidiary in each of the following countries: Russia, Algeria, Pakistan, Bangladesh, Kazakhstan, Ukraine, Kyrgyzstan, Uzbekistan, Armenia, Georgia and Tajikistan; “OpCo CEO” means the Chief Executive Officer of an OpCo; “Participant” means an Eligible Employee to whom an Award has been made and who has accepted the terms and conditions of that Award by signing and returning an Award Letter in accordance with this Plan;

0102103-0000073 UKO2: 2007067686.2 6 “Person” means a natural person, firm, company, corporation or other statutory or independent legal body; “Regional CEO” means the Company’s Head of Major Markets, Head of Emerging Markets and Head of Eurasia; “Rules means the rules of this Plan including any amendments made from time to time; “Plan” means the VEON Annual Performance Bonus Plan as constituted by these Rules; “Subsisting Award” means a subsisting Award under the Plan, whether or not it has Vested; “Supervisory Board” means the Supervisory Board of the Company as defined in the Bye-laws; “Target Bonus” means the indicative value payable in respect of an Award following Vesting if the KPIs are met in full; “Vest” means any amount becoming due and payable to a Participant in cash in accordance with the Rules (and “Vesting” and “Vested” shall be construed accordingly); and “Vesting Date” means the date following the end of the Financial Year in respect of which an Award is made after the financial statements for the relevant year are finalised when Award values are determined. 2.1 Where the context so admits or requires, words denoting the singular shall include the plural and vice versa and words importing the masculine shall also include the feminine. 2.2 Any reference in these Rules to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted and any statutory instrument made thereunder. 2.3 The headings in these Rules are for convenience only and should be ignored when construing the Rules. 3. Award 3.1 The Company may make an Award to an Eligible Employee, which shall be subject to such KPIs as are notified to the Participant in an Award Letter, in the following manner: The Compensation Committee shall determine Awards and appropriate KPIs for Group Senior Executives each Financial Year. The Group Senior Executives shall determine Awards and appropriate KPIs for other Eligible Employees in accordance with the principles set by the Compensation Committee each Financial Year. All Awards shall be paid from bonus pools set by the Compensation Committee in its sole discretion.

0102103-0000073 UKO2: 2007067686.2 7 3.2 As soon as practicable after the grant of any Award, the Company shall send each Participant an Award Letter setting out in respect of the Award the Target Bonus and the KPIs imposed under Rule 3.1. 3.3 For each Financial Year, the Compensation Committee shall review the performance of the Company and its Group Companies and the effectiveness of the KPIs applicable to that Financial Year at the end of the second quarter and may (in its sole discretion) make such adjustments as it sees fit to the KPIs applicable to Awards. 4. Vesting and satisfaction of Award 4.1 Subject to this Rule 4 and Rule 5, an Award shall Vest on the Vesting Date to the extent any KPIs are met. The extent of Vesting (if any) shall be determined by the Compensation Committee, in its sole discretion, following publication of the Company’s annual financial statements in respect of a Financial Year, and to the extent that an Award Vests in part only, the part of the Award which does not Vest shall lapse on the Vesting Date. 4.2 Unless otherwise determined by the Compensation Committee in its sole discretion, where a Participant commences Employment or is granted an Award at any time after the start of a Financial Year, any payment to which the Participant becomes entitled on Vesting of an Award shall be subject to a pro-rata reduction to reflect the proportion of the Financial Year actually worked by the Participant. 4.3 Unless otherwise determined by the Compensation Committee in its sole discretion, if there is a period of Frozen Employment during the relevant Financial Year, any payment to which the Participant becomes entitled on Vesting of an Award shall be subject to a pro-rata reduction to reflect the proportion of the Financial Year actually worked by the Participant (i.e. actively performed services), as determined by the Compensation Committee in its sole discretion. 4.4 Following Vesting of an Award, the amount (if any) payable in respect of an Award shall be determined by the Compensation Committee in its sole discretion. 4.5 Subject to Rule 8 and Rule 11.1(H), any amount payable to a Participant in respect of an Award shall be paid to that Participant through the payroll as soon as practicable following determination of the amount payable by the Compensation Committee. 4.6 Unless otherwise determined by the Compensation Committee in its sole discretion, any payment to a Participant is subject to Employment of the Participant with the Company or any Group Company for more than three (3) months during the relevant Financial Year. 5. Cessation of Employment and removal from Plan 5.1 Subject to Rule 5.2 and 5.3. an Award shall lapse immediately on termination/cessation of Employment (or the Participant giving or receiving notice of termination/cessation of Employment) for any reason. 5.2 If a Participant resigns and/or gives notice of termination between a date following the end of the Financial Year in respect of which an Award is made and the Vesting Date, this event shall not have an impact on the Vesting of the Award. 5.3 If, prior to Vesting of an Award, a Participant ceases to be employed by the Company or another Group Company and is a Good Leaver, an Award shall continue to Vest in accordance with the Rules, provided that any payment to which the Participant is entitled on Vesting of an Award shall be subject to a pro-rata reduction to reflect the proportion of the Financial Year relating to

0102103-0000073 UKO2: 2007067686.2 8 such Award actually worked by the Participant (i.e. actively performed services), as determined by the Compensation Committee in its sole discretion. 5.4 Any payments made pursuant to Rule 5.2 and 5.3 shall be made at the same time as payments to Participants under Rule 4. 5.5 If, on any cessation of Employment, a Participant commences Employment with another Group Company on the business day immediately following such cessation, the Participant’s Employment shall be treated as continuing for the purposes of the Plan, provided that the KPIs relating to a Subsisting Award shall be subject to such adjustment as the Compensation Committee in its absolute discretion may determine is appropriate to reflect the transition of Employment. 5.6 The Award shall lapse immediately on the Compensation Committee, in its absolute discretion, making a determination to remove a Participant from the Plan. 5.7 If employment is terminated with a Cause, Participant is removed from the Plan without any remuneration. 6. Corporate events In the event that: (A) the company by which the Participant is employed ceases to be a Group Company; or (B) all or substantially all of the business and assets of the company by which the Participant is employed is transferred to a Person other than the Company or a Group Company; (C) there is a Delisting; or (D) the Compensation Committee in its absolute discretion determines that an extraordinary event in respect of the Company occurs, Awards shall continue in force provided that the Compensation Committee may, in its absolute discretion, (i) allow Awards to vest in whole or in part or (ii) revise the KPIs applicable to the Awards as it, in its sole discretion, considers appropriate. 7. Dealing Restrictions If on any proposed date of grant or Vesting of an Award or on the date of any other event under the Rules which may be treated as dealing (a “Relevant Dealing Event”), a Dealing Restriction applies, such Relevant Dealing Event shall be delayed and shall occur on the date on which the Dealing Restriction is removed. 8. Tax and social security The Company or any Group Company shall be entitled to withhold or collect and the Participant shall pay, the amount of any income tax and/or social security contributions and any other deductions attributable to or payable in connection with an Award (i) by deduction from the Participant’s salary or other earnings or payments due to the Participant at any time, or (ii) directly from the Participant by payment on demand in cleared funds.

0102103-0000073 UKO2: 2007067686.2 9 9. Holdback/Clawback 9.1 The Company has the right to apply Holdback (up to 100% of an awarded and unvested Award) and/or Clawback (up to 100% of paid and/or vested Award) from any (ex-) Participant:  In the event of engagement in conduct or performance of acts which are considered malfeasance or fraud;  In the event the Participant is dismissed for Cause;  in the event that an Award has been granted on the basis of inaccurate information – whether or not financial in nature – regarding: (i) the achievement of the performance targets (including KPIs) that determine the Award; or (ii) the circumstances under which the Award was granted; and  In the event of evidence of misbehaviour or serious error by the Participant, including a breach of any Group Company policy applicable to the Participant, a code of conduct or other internal rules. 9.2 Holdback and/or Clawback can also be applied to the Award of Participants who are not directly involved in the event or behaviour that triggers Holdback and/or Clawback. This could for example be the case in view of their managerial responsibilities, accountabilities, failure to keep oversight and/or lack of sufficient controls. 9.3 Holdback can be applied until the deferred Awards have vested. Clawback can be applied during a period of three years after the Award Vests. 9.4 The Compensation Committee in its sole discretion shall determine whether, and the extent to which, some or all part of the Award that has previously been paid to a Participant must be repaid. 9.5 A Participant agrees that the Company or any Group Company shall be entitled to withhold or collect any repayment required from such Participant pursuant to this Rule 9 by deduction of such amount from any payment made under the Plan or any other amount payable to the Participant at any time or by direct collection from the Participant in immediately cleared funds. 9.6 Furthermore, a Participant acknowledges and agrees that, notwithstanding anything to the contrary in the Rules, all Awards (including on a retroactive basis) granted under the Plan are subject to the provisions of the Company’s Policy for the Recovery of Erroneously Awarded Compensation, as may be in effect and amended from time to time (the “Clawback Policy”) from the effective date of October 2, 2023. 10. Amendment 10.1 Subject to Rules 10.2 and 10.3, the Compensation Committee may from time to time amend the Rules as it sees fit, including (without limitation) its design principles, eligibility rules, KPIs, bonus pools and amounts payable. 10.2 Subject to Rule 10.3, an amendment to the Rules may not materially and adversely affect a Participant’s rights under a Subsisting Award except where the amendment has been agreed in advance by such Participant. 10.3 In the event that any provision of the Rules and/or an Award does not comply with any statutory or regulatory obligation to which the Company or any Group Company is subject from time to

0102103-0000073 UKO2: 2007067686.2 10 time or is no longer considered good industry practice, the Compensation Committee shall have the power to amend or delete the relevant provision so that the Rules and/or the Award comply with the relevant obligation or good practice. A Participant’s consent is not required, even if the amendment or deletion would materially and adversely affect such Participant’s rights under a Subsisting Award. 10.4 The Compensation Committee shall notify a Participant of any amendment to the terms of an Award under this Rule 10 (other than a minor administrative change) as soon as practicable following the change being made. 11. Administration 11.1 The Compensation Committee has full power: (A) to propose, approve or reject employees as Participants with respect to any Award to be made; (B) to interpret and construe the Rules; (C) to determine the terms and conditions of any Award; (D) to approve the KPIs in respect of any Award; (E) to approve any alteration to the KPIs as a result of a significant unforeseen event in the market; (F) to determine bonus pools from which Awards under the Plan shall be paid; and (G) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan, an Award Letter and any other instrument or agreement relating to, or an Award granted under, the Plan, (H) to remove at any time prior to the satisfaction of the Award a Participant from the Plan that may have been provided an Award, based on the Regional Operating Committee’s decision and its decision on any dispute shall be final and conclusive. 11.2 An Award may not be transferred, assigned or charged and any purported transfer, assignment or charge shall be invalid and, in the event, that a Participant purports to transfer, assign or charge an Award, to the extent it has not been paid it shall lapse immediately. 11.3 Rule 11.2 shall not prevent the Vesting of an Award in a Participant’s personal representatives. 11.4 A Participant’s rights under the terms of his office or employment with the Company are entirely separate from and shall not be affected in any respect by the making of an Award. 11.5 In particular, but without limiting the generality of Rule 11.4, a Participant is not entitled and waives any rights he may have to compensation or damages in consequence of ceasing to have rights or benefits or prospective rights or benefits under the Rules following: (A) the termination of his office or employment or the giving of notice of termination, whether lawfully or unlawfully, for any reason;

0102103-0000073 UKO2: 2007067686.2 11 (B) the exercise of a discretion or a decision taken pursuant to the terms of the Rules or any failure to exercise a discretion or take a decision even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between an individual and his employer, including without limitation the implied duty of trust and confidence; or (C) the operation, suspension, termination or amendment of the Plan and/or any Award. 11.6 An Award (and any payment pursuant to an Award) is not part of normal or expected remuneration or salary for any purposes, including but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, pension or retirement benefit or any similar payments. 11.7 The making of an Award on a particular basis or to a Participant in any year does not create any right or expectation of the making of an Award on the same basis, or at all, or to such Participant in that or any subsequent year. 11.8 Subject to Rules 11.3 and 11.9, nothing in a Participant’s Award Letter and/or the Rules confers any benefit, right or expectation on a person other than such Participant. 11.9 The Company holds the benefit of any agreement or consent given by a Participant in connection with the Rules and/or any Award for itself and as trustee and agent for any Group Company or other person who benefits from the agreement or consent. The Company may assign the benefit of such agreement or consent to such Group Company or other person. 11.10 Each provision of the Rules is entirely separate and independent from the other provisions. If any provision is found to be invalid it shall be deemed never to have been part of these Rules and this shall not affect the validity or enforceability of any of the remaining provisions of these Rules. 11.11 By accepting an Award, a Participant agrees to the collection, processing, transmission and storage of any personal information that the Company and/or any Group Company (and any agent and/or advisor) considers necessary for the purposes of implementing, administering and managing Awards under the Plan. A Participant understands that this may involve transmitting his personal data abroad and may involve making information available to a tax authority or any other relevant person. By accepting the Award, a Participant consents to the collection, processing, transmission and storage of his personal information for this purpose including the transfer outside Participant’s country of residence, the EU and/or EEA. 11.12 By accepting an Award, a Participant also agrees to provide the Company or any other relevant person with information (and to do any other thing reasonably required) to facilitate the implementation, administration and management of Awards under the Plan or to allow the Company or any other relevant person to comply with its/their tax affairs or other legal or regulatory obligations. 11.13 Where any amount is to be converted into or from US dollars (or any other currency) for the purposes of the Rules, it shall be converted using the applicable spot rate quoted in such source as the Compensation Committee deems reliable. 11.14 No third party has any rights to enforce any of the Rules. 11.15 Subject to the requirements set out in Rule 9.6 and the Company’s Clawback Policy, in the event that there is a conflict between these Rules, an Award Letter and any other document relating to the Plan, these Rules shall prevail.

0102103-0000073 UKO2: 2007067686.2 12 11.16 This Plan, and any non-contractual obligations arising in connection with it, shall be governed by and construed in accordance with Dutch law. Any dispute concerning the operation of the Plan shall be subject to the exclusive jurisdiction of the Dutch courts.